

July 20, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

**Re: American International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-8787**

Dear Mr. Benmosche:

    We have reviewed your June 25, 2010 response to our June 4, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 43

1. Please refer to prior comment one and the revised disclosure in the second paragraph on page 4. Please quantify the cash provided by your General Insurance operations and life insurance subsidiaries and the cash used in connection with the AIGFP wind-down.

Notes to Consolidated Financial Statements

Note 11. Derivatives and Hedge Accounting, page 273

2. We note the disclosure you propose to add in your Second Quarter 2010 Form 10-Q. As discussed during our June 15, 2010 telephone call, please expand this disclosure to also disclose:

    - that when the wind-down is substantially complete, you expect the notional value of the remaining derivative portfolio will be approximately $300-$500 billion;
    - the notional amount of the $300-500 billion that you expect will relate to traditional financial risk management programs;
    - that you expect the wind-down will be substantially complete by December 31, 2010; and
    - that derivatives for traditional financial risk management programs will be managed outside of AIGFP.

    You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant